AB 3/3

10029229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33119

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Investment Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Robert Kargman 151 Tremont Street
(No. and Street)

Boston	MA	02111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elena Subatis (781) 547-4280 x203
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ercolini & Company, LLP
(Name – *if individual, state last, first, middle name*)

101 Arch Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC
Mail Processing
Section

FEB 25 2010

Washington, DC
121

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Kargman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Investment Securities Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSTON INVESTMENT SECURITIES CORPORATION

FOCUS REPORT

YEAR ENDED DECEMBER 31, 2009

BOSTON INVESTMENT SECURITIES CORPORATION

FOCUS REPORT

YEAR ENDED DECEMBER 31, 2009

CONTENTS

Ercolini

Ercolini & Company LLP
Certified Public Accountants
101 Arch Street, Suite 300
Boston, MA 02110-1103

t 617.482.5511
f 617.426.5252

www.recpa.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Boston Investment Securities Corporation
Boston, Massachusetts

We have audited the accompanying balance sheet of Boston Investment Securities Corporation (an S Corporation) as of December 31, 2009, and the related statements of income (loss), stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Investment Securities Corporation as of December 31, 2009, and the results of its operations, changes in stockholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Ercolini & Co LLP

February 13, 2010

BOSTON INVESTMENT SECURITIES CORPORATION

BALANCE SHEET

DECEMBER 31, 2009

ASSETS

Current assets:		
Cash - operations	$	9,138
Prepaid expenses		948
Total current assets		10,086
Total assets	$	10,086

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accrued expenses	$	3,600
Total current liabilities		3,600
Total liabilities		3,600
Stockholder's equity:		
Common stock, 10,000 shares authorized, 100 shares issued and outstanding		100
Additional paid in capital		53,200
Retained earnings (accumulated deficit)		(46,814)
Total stockholder's equity		6,486
Total liabilities and stockholder's equity	$	10,086

See notes to financial statements.

BOSTON INVESTMENT SECURITIES CORPORATION

STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2009

Income:	
Other income	$ -
	-
Expenses:	
Professional Fees	4,056
Administrative	1,520
Insurance	327
	5,903
Net income (loss)	$ (5,903)

See notes to financial statements.

BOSTON INVESTMENT SECURITIES CORPORATION

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2009

	Common Stock		Additional Paid-In	Retained Earnings (Accumulated	
	Shares	Amount	Capital	Deficit)	Total
Balance, January 1, 2009	100	$ 100	$ 53,200	$ (40,911)	$ 12,389
Distributions			-		-
Net income (loss)				(5,903)	(5,903)
Balance, December 31, 2009	100	$ 100	$ 53,200	$ (46,814)	$ 6,486

See notes to financial statements.

BOSTON INVESTMENT SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net income (loss)	$	(5,903)
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Prepaid expenses		208
Net cash provided by (used in) operating activities		(5,695)
Cash flows from financing activities:		
Distributions		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		(5,695)
Cash, beginning of year		14,833
Cash, end of year	$	9,138

See notes to financial statements.

1. Organization and nature of operations:

The Company, which was organized as a Massachusetts corporation on November 7, 1984, pursuant to Chapter 156B of the Massachusetts general laws, was formed to engage in and carry on the business of a broker-dealer in securities, including but not limited to the buying and selling, dealing and trading in, acquiring and disposing of, in every lawful manner whatsoever, as principal or as agent, any and all negotiable and non-negotiable instruments or securities; and, in general to carry on any and all businesses and activities permitted to corporations organized under the provisions of Chapter 156B wherever the same may lawfully be done. Boston Investment Securities Corporation will limit its broker/dealer operations to those described in Paragraphs (a)(2)(ii), (a)(2)(iii) and (a)(2)(iv) of SEC Rule 15c3-1. The Corporation is licensed to do business in Massachusetts.

2. Summary of significant accounting policies:

Method of accounting

The Company maintains its accounts and presents its financial statements on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fee income

The Company recognizes revenue from fees earned from syndications of affiliated and non-affiliated real estate entities. Fees earned from syndications are recorded as income when the syndication is complete and collectibility is reasonably assured. During the year ended December 31, 2009, there was no fee income earned.

Income taxes

The Company has elected to be taxed as a corporation under the provisions of Chapter S of the Internal Revenue Code. This election also applies for state income tax purposes. Accordingly, no federal or state corporate income taxes will be payable by the corporation. Instead, the stockholder will be responsible for reporting his share of the corporation's taxable income or loss on his individual income tax returns.

Management has evaluated significant tax positions against the criteria established by professional standards and believes there are no such tax positions requiring accounting recognition in the financial statements. Management does not believe its evaluation of tax positions will significantly change within twelve months of December 31, 2009. Any changes in tax positions will be recorded when the ultimate outcome becomes known. The Partnership's income tax returns are subject to examination for the years ended December 31, 2006, 2007 and 2008.

2. Summary of significant accounting policies - continued:

Subsequent events

The Company has evaluated subsequent events through February 13, 2010, which is the date these financial statements were available to be issued.

3. Stockholder's equity:

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires the maintenance of minimum net capital and requires that the aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2009, the Company's net capital was $5,538 and the required capital was $5,000.

4. Cash, restricted deposits and funded reserves:

The Company maintains cash balances in one bank located in Massachusetts. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The account balance fluctuates throughout the Company's monthly business cycle, which results in the balance exceeding insured limits from time to time. The Company has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business directly. Management believes that the Company is not exposed to any significant credit risk on its cash balances. At December 31, 2009, the Company's cash balances are fully insured.

Ercolini

Ercolini & Company LLP
Certified Public Accountants
101 Arch Street, Suite 300
Boston, MA 02110-1103
t 617.482.5511
f 617.426.5252
www.recpa.com

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Boston Investment Securities Corporation
Boston, Massachusetts

We have audited the accompanying financial statements of Boston Investment Securities Corporation as of and for the year ended December 31, 2009, and have issued our report thereon dated February 13, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5(d)(3) and (4) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ercolini & Co LLP

February 13, 2010

BOSTON INVESTMENT SECURITIES CORPORATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

Total stockholder's equity from balance sheet	$ 6,486
Deductions and/or charges:	
Total nonallowable assets from balance sheet	(948)
Net capital	$ 5,538

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Excess net capital	$ 538
Excess net capital at 1000%	$ 5,178

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness liabilities from balance sheet	$ 3,600
Ratio of aggregate indebtedness to net capital	0.650

There are no material differences between the above computation and the Company's corresponding unaudited filing.

BOSTON INVESTMENT SECURITIES CORPORATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

DECEMBER 31, 2009

(Continued)

STATEMENT RE EXEMPTION FROM RESERVE REQUIREMENTS

The Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" because it is exempt from Rule 15c3-3.

The Company does not have possession of securities in the normal course of business and will promptly deliver all securities which might come into its possession. The Company does not hold securities or funds for any customer or owe funds or securities to any customer.

STATEMENT RE SIPC ASSESSMENT

The Company is a member of the Securities Investor Protection Corporation and paid its 2009 annual assessment of $150 in March 2009.

Ercolini

Ercolini & Company LLP
Certified Public Accountants
101 Arch Street, Suite 300
Boston, MA 02110-1103
t 617.482.5511
f 617.426.5252
www.recpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 WHEN CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

The Board of Directors
Boston Investment Securities Corporation
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Boston Investment Securities Corporation as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 13, 2010

BOSTON INVESTMENT SECURITIES CORPORATION

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

YEAR ENDED DECEMBER 31, 2009

Ercolini

Ercolini & Company LLP
Certified Public Accountants
101 Arch Street, Suite 300
Boston, MA 02110-1103
t 617.482.5511
f 617.426.5252
www.recpa.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Boston Investment Securities Corporation
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Boston Investment Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Boston Investment Securities Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Boston Investment Securities Corporation's management is responsible for Boston Investment Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries.

   We found no exceptions as a result of the procedure performed.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009.

   We found no exceptions as a result of the procedure performed.

3. Compared any adjustments reported in Form SIPC-7T with supported schedules and working papers.

   We found no exceptions as a result of the procedures performed.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments.

   We found no exceptions as a result of the procedure performed.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

   We found no exceptions as a result of the procedures performed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ERCOLINI & COMPANY LLP

February 22, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033119 FINRA DEC
BOSTON INVESTMENT SECURITIES CORP 9*9
SUITE 313
C/O THE BOSTON LAND CO
411 WAVERLEY OAKS RD
WALTHAM MA 02452-8448

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $150.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (0.00)

_______ Date Paid

C. Less prior overpayment applied (150.00)

D. Assessment balance due or (overpayment) 0.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 0.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BOSTON INVESTMENT SECURITIES CORP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 24 day of MARCH, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______

Documentation _______

Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending 12/31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 0

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

(2) Net loss from principal transactions in securities in trading accounts. 0

(3) Net loss from principal transactions in commodities in trading accounts. 0

(4) Interest and dividend expense deducted in determining item 2a. 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

(7) Net loss from securities in investment accounts. 0

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 0

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 0

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______________________________ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) 0

Total deductions 0

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0025 $ 0

(to page 1 but not less than $150 minimum)